Exhibit 99.1

Voting Results of 2024 Annual General Meeting

Reference is made to the proxy statement of the Company dated July 5, 2024 (the “Proxy Statement”). Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as defined in the Proxy Statement.

At the General Meeting held on August 22, 2024, the requisite majorities of the Shareholders voted in favor of the following proposals, and accordingly each such resolution was duly passed as a special resolution or an ordinary resolution, as the case may be:

By special resolution:

•	to amend and restate the Company’s Memorandum and Articles of Association as detailed in the Proxy Statement and set forth in Exhibit A thereto;

By ordinary resolutions:

•	to grant a general mandate to the Board to issue, allot and/or otherwise deal with the additional Ordinary Shares (including in the form of ADSs (as defined below)) of the Company (including any sale or transfer of Treasury Shares) during the Issuance Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution and any Ordinary Shares to be issued and allotted pursuant to this mandate shall not be at a discount of more than 10% to the Benchmarked Price (the “Share Issuance Mandate”), as detailed in the Proxy Statement;

•	to grant a general mandate to the Board to repurchase Ordinary Shares (including in the form of ADSs) of the Company during the Repurchase Period not exceeding 10% of the number of issued Ordinary Shares of the Company (excluding Treasury Shares) as of the date of passing of this ordinary resolution (the “Share Repurchase Mandate”), as detailed in the Proxy Statement;

•	to adopt each of the 2024 Equity Incentive Plan of the Company (the “2024 Plan”) and the Service Provider Sub-limit referred therein, as detailed in the Proxy Statement;

•	to elect each of Joseph C. TSAI, J. Michael EVANS, and Irene Yun-Lien LEE to serve as Group I directors for a term of office to expire at the Company’s 2027 annual general meeting;

•	to elect Weijian SHAN to serve as a Group III director for the remaining term of the Company’s Group III directors, which will end at the Company’s 2026 annual general meeting; and

•	to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for the fiscal year ending March 31, 2025 and until the conclusion of the next annual general meeting of the Company.

A total of 14.5 billion Ordinary Shares, including those underlying American depositary shares (“ADSs”), representing approximately 76% of the Ordinary Shares issued and outstanding as of July 2, 2024, the record date, were present in person or by proxy at the General Meeting.

Other than the holders of Treasury Shares who were not entitled to vote (or, if and to the extent that they were entitled to vote, have abstained from voting) at the General Meeting, there were no restrictions on any Shareholders to cast votes on any of the foregoing resolutions.

The results of the votes are as follows:

	For		Against		Abstain
Resolutions[1]	Votes	%	Votes	%	Votes	%
By special resolution:
Amend and restate the Company’s Memorandum and Articles of Association	14,409,571,968	99.3%	75,985,705	0.5%	27,023,433	0.2%

By ordinary resolutions:
Grant the Share Issuance Mandate	14,101,827,942	97.2%	389,516,768	2.7%	21,236,396	0.1%
Grant the Share Repurchase Mandate	14,471,321,708	99.7%	23,247,130	0.2%	18,012,268	0.1%
Adopt the 2024 Plan and the Service Provider Sub-limit referred therein
The 2024 Plan	13,788,945,473	95.0%	701,838,248	4.8%	21,797,385	0.2%
The Service Provider Sub-limit	13,530,167,906	93.2%	959,332,677	6.6%	23,080,523	0.2%
Election of Directors
Joseph C. TSAI (Group I)	14,085,879,778	97.1%	401,885,455	2.8%	24,815,873	0.2%
J. Michael EVANS (Group I)	14,257,902,112	98.2%	237,470,241	1.6%	17,208,753	0.1%
Weijian SHAN (Group III)	14,354,734,493	98.9%	140,375,694	1.0%	17,470,919	0.1%
Irene Yun-Lien LEE (Group I)	12,586,315,444	86.7%	1,881,249,782	13.0%	45,015,880	0.3%
Ratification of appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for fiscal year ending March 31, 2025 and to hold office until the conclusion of the next annual general meeting of the Company	14,309,672,681	98.6%	182,746,058	1.3%	20,162,367	0.1%

1.	Please refer to the Notice of Annual General Meeting and the Proxy Statement for the full text and details of the resolutions.

As at the date of the General Meeting, the Company had an aggregate of 18,743,273,932 Ordinary Shares in issue (including those underlying ADSs and excluding Treasury Shares). Therefore, the Company would be allowed to (i) issue or resell (in the case of Treasury Shares) a maximum of 1,874,327,393 Ordinary Shares under the Share Issuance Mandate; and (ii) repurchase a maximum of 1,874,327,393 Ordinary Shares under the Share Repurchase Mandate.

The Company was granted a discretionary proxy by Citibank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs, to vote the Ordinary Shares underlying approximately 363 million ADSs for which no voting instructions were given by the holders. The Company designated Joseph C. Tsai, Chairman, who exercised the discretionary proxy on behalf of the Company to vote in favor of each of the proposals submitted for shareholder approval at the General Meeting.

Our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the General Meeting.

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